

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Jin Jo
Chief Financial Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, Colorado 80241

> **Re: Ascent Solar Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2023**
> **File No. 333-274231**

Dear Jin Jo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: James H. Carroll